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                            April 9, 2021

       Cassio Bobsin
       Chief Executive Officer
       Zenvia Inc.
       Avenida Paulista, 2300, 18th Floor, Suites 182 and 184
       S  o Paulo, S  o Paulo, 01310-300, Brazil

                                                        Re: Zenvia Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 24,
2021
                                                            CIK No. 0001836934

       Dear Mr. Bobsin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 24, 2021

       Special Note Regarding Non-GAAP Financial Measures, page vi

   1.                                                   We note that non-GAAP
Gross Profit and non-GAAP Operating Profit excludes
                                                        amortization of
intangible assets acquired from business combinations. Please revise to explain why exclusion
of amortization related to only acquired businesses is useful to investors and clarify
that while you are excluding the amortization expense related to acquired businesses,
these non-GAAP measures also include revenue generated, in part, by such intangible
assets.
 Cassio Bobsin
FirstName
Zenvia Inc.LastNameCassio Bobsin
Comapany
April       NameZenvia Inc.
       9, 2021
April 29, 2021 Page 2
Page
FirstName LastName
Summary Financial and Other Information
Non-GAAP Financial Measures, page 21

2. We note from your response to prior comment 1 that the earn-out compensation related to the Total Voice and Sirena acquisitions requires shareholders to continue working with the company until the end of the applicable earn-out period. Considering such arrangements are tied to attaining certain financial targets as well as continued
         employment, and as such amounts will be paid in cash, it remains unclear how such charges are not a normal, recurring cash operating expenses. Please remove such adjustments. This comment also relates to your pro forma non-GAAP measures, which include similar adjustments. Refer to Question 100.01 of the non-GAAP C&DIs.
Capitalization, page 71

3. Please expand your Capitalization table to separately disclose the components of equity, including Class A and Class B common shares, that will be issued and outstanding following the Zenvia contribution and the offering.
Unaudited Pro Forma Condensed Financial Information, page 87

4. Considering the D1 acquisition is subject to certain closing conditions, which include the consummation of this offering, please tell us your consideration to include a column for the offering transaction in your unaudited pro forma financial statements.
5. We note your breakdown of costs and expenses by nature in pro forma adjustment 4(i).
         Please explain further why you include compensation expense related to business combinations in the depreciation line item or revise to provide a more appropriate classification for such expenses. In this regard, based on your disclosures on page F-37, it appears that footnote (2) should be with the "salaries and charges" line item.
Historical Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 115

6. We note your revised disclosures in response to prior comment 4. Please further revise to separately quantify the extent to which the revenue increase was attributed to new and existing customers.
7. Please revise to quantify the increase in cost of services attributable to additional usage and the readjustment of prices charged by network service providers. Also, include a discussion on any known trends, uncertainties, or events that are reasonably likely to cause reported financial information to not be indicative of future operating results. In this regard, we note that one of your network service providers recently notified you of a substantive increase in their 2021 fee structure. Refer to Item 5.A and 5.D of Form 20-F.
 Cassio Bobsin
FirstName
Zenvia Inc.LastNameCassio Bobsin
Comapany
April       NameZenvia Inc.
       9, 2021
April 39, 2021 Page 3
Page
FirstName LastName
One to One Engine Desenvolvimento E Licenciamento Financial Statements
Note 2.2 Revenue Recognition, page F-85

8. We note from your response to prior comment 6 that you removed references to gross revenue from Zenvia's financial statement footnotes. Please tell us why gross revenue is presented in D1's financial statements both here and in Note 17, or revise to remove.
         Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
Exhibits

9. Please file your material financing agreements as exhibits to the registration statement.
         Refer to Item 601(b)(10) of Regulation S-K.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology